Contact

www.linkedin.com/in/satish-tamboli-4a26842 (LinkedIn)
mtech.umd.edu/ventures/team.html (Company)

Top Skills

International Private Equity, Venture Capital, Project Finance

International Joint Ventures

Emerging Markets - Asia; S.Korea, India, China, Indonesia

Languages

Hindi

Publications

List of Publications

Satish Tamboli

Director, Technology Incubator at Univ. of Maryland. Director, Chesapeake Bay Seed Capital Fund
Potomac

Summary

Director, Mtech Ventures - A Technology Incubator for research-based startups at the University of Maryland, College Park.
Work with Engineering faculty and graduate students to translate innovations from the research lab to the enterprise.

Director, Chesapeake Bay Seed Capital Fund - A Cleantech fund supported by the Maryland Department of Natural Resources

Founder, US-Asia Ventures - International Private Equity Advisory focusing on cross border investments in Technology & Infrastructure

Expertise -- Deep Technology Incubation & Commercialization. International Private Equity/ Venture Capital. $500 million investments in Telecom, Media, and Tech companies for a $6 Billion Asian Infrastructure Fund. Project Finance. Mobile networks, Satellite Communications, Fiber Optic Cables, Internet Infrastructure.

Asian Emerging Markets -- India, China, S.Korea, Indonesia, Philippines

Experience

University of Maryland College Park

8 years 10 months

Director, Mtech Ventures & Chesapeake Bay Seed Capital Fund

January 2017 - Present (5 years 4 months)

College Park, MD

Manage technolgy incubator focused on commercializing research at the University of Maryland. Work with startups from idea to the market place. Manage a clean-tech seed fund investing in technologies that reduce pollution in the Chesapeake Bay

Venture Advisor, Mtech Ventures, Technology Advancement Program

July 2013 - January 2017 (3 years 7 months)
College Park, MD

US-Asia Ventures
Founder
January 2004 - July 2013 (9 years 7 months)

Originated, structured, and closed investment opportunities for private equity funds or companies seeking technology and/or investments across Asia and US for clients like JP Morgan, Tata Capital and others.

AIG
Director Telecom & Media Investments, AIG Asian Infrastructure Funds
May 1994 - December 2003 (9 years 8 months)
Washington DC

Invested over $500 million in Telecom and Media companies in Asia - S.Korea, China, India, and Indonesia.

Intelsat
Research and Development Engineering Manager
June 1982 - November 1993 (11 years 6 months)
Washington, District of Columbia, United States

Satellite Communications Engineering. Managed Design, Testing, and global deployment of a satellite switched TDMA Network.

Texas Instruments
Product Engineer
September 1979 - March 1982 (2 years 7 months)
Houston, Texas, United States

Managed front-end production, process-flows, and testing in the fabrication of static RAM integrated circuits.

Education

Harvard Business School
AMP, Advanced Management Program · (2003 - 2003)

Stanford University
Master of Science - MS, Management Science & Engineering, Operations Research · (1977 - 1979)

The George Washington University

BS, Electrical Engineering & Computer Science · (1974 - 1977)